July 18, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Patrick Gilmore, Accounting Branch Chief

Re:	DecisionPoint Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
File No. 333-144279

Dear Mr. Gilmore:

We are responding to comments contained in the staff letter, dated June 7, 2011, addressed to Donald W. Rowley, with respect to the Company’s annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010 of DecisionPoint Systems, Inc. (the "Company"), filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2011, and the Company’s 10-Q for the period ended March 31, 2011, which was filed with the Commission on May 23, 2011.

We have replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”).  The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Before responding to the Commission’s Comments, we wanted to apprise the staff that, as set forth in an 8-K that was filed with the Commission, DecisionPoint Systems, Inc. formerly known as Comamtech, Inc. ("DPS”), entered into a Plan of Arrangement (the “Plan of Arrangement”) and Plan of Merger (the “Merger Agreement”) among DPS, 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech which was incorporated under the laws of the Province of Ontario, Canada (the “Purchaser”) and the Company.  Pursuant to the Merger Agreement and Plan of Arrangement under Section 182 of the Ontario Business Corporation Act, on June 15, 2011 (the “Effective Date”), the Company merged (the “Merger”) into the Purchaser becoming a wholly-owned subsidiary of DPS.  In connection with the Merger, DPS’s name was changed from Comamtech, Inc. to DecisionPoint Systems, Inc. and the Purchaser changed its name to DecisionPoint Systems International, Inc.  DPS and DecisionPoint Systems International, Inc. have reincorporated in Delaware.  Pursuant to the Plan of Arrangement and Merger Agreement, DPS acquired all of the issued and outstanding capital stock of the Company from its shareholders in exchange for 4,593,661 shares of DPS’s common stock.  As a result of the Merger, the Company’s common stock is no longer quoted on OTC Bulletin Board or any other market, exchange or quotation service.

Item 1.  Business, page 3

General

1.
We note your statement on page 16 indicating that you derived approximately 26% of your revenues from your two largest customers in 2010.  With a view towards disclosure, please tell us what consideration you gave to identifying the customers by name and disaggregating the amount of revenue generated by each.  Refer to Item 101 (h)(4)(vi) of Regulation S-K.  In addition, to the extent you have any material contracts with either customer, please tell us whether you are substantially dependent on one or more such contracts within the meaning of Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Company has considered identifying its two largest customers by name and disaggregating the amount of revenue generated by each and has decided that it is not in its or its shareholders’ interest to do so.  In reaching this conclusion, the Company balanced the needs of its shareholders for information on its business against the harm that may result if the Company’s competitors knew the names of its top customers.  It is the Company’s belief that if it identifies its top two customers and how much business it does with each of them its competitors could attempt to contact these customers and try to offer them similar products and services at less expensive rates.  Accordingly, identifying our customers and the amount of business we do with each would give our competitors an unfair roadmap to our customers and an unfair advantage over us.  Additionally, we are prevented from identifying our customers by confidentiality agreements with them.  Conversely, we don’t think that our shareholders are harmed by not knowing the names of our two customers or the amount of revenue generated by each.

Although we have two large customers, we are not substantially dependent on either one.

2.
Your Form 10-K should discuss, to the extent material, sources and availability of raw materials and the names of principal suppliers as well as the amount spent during each of the last two fiscal years on research and development activities including, if applicable, the extent to which the cost of such activities is borne directly by customers.  Please refer to Item 10(h)(4)(v) and (h)(4)(x) of Regulation S-K, respectively, and advise.

Response:

In response to the staff’s Comment, the Company’s Business Section of its 10-K will be revised as follows:

We provide Enterprise Mobility Solutions to our customers that include both hardware and software as well as consulting and solution design, technical and programming services, and software and support services. Our hardware suppliers include companies such as Motorola Solutions, Inc., Zebra Technologies Corporation, Datalogic Scanning, Inc., Intermec Technologies Corporation, and Datamax — O'Neil, a unit of Dover Corporation. Software suppliers include companies such as Airversent, Inc., Antenna Software, GlobalBay Mobile Technologies, Inc., Syclo LLC and Wavelink Corporation. Hardware and software products can be purchased either directly from the supplier or from wholesale distributors of technology products such as Ingram Micro, Inc., ScanSource, Inc. and Blue Star, Inc. Product availability from suppliers and wholesale distributors can be subject to short term delays of 30 to 60 days due to significant demand changes, and at times we may have exposure to potential longer term limited product availability due to product recalls or natural disasters such as the recent tsunami in Japan. Such product availability issues do not generally affect our ability to compete in the marketplace, rather it may affect our ability to deliver our solutions on a timely basis. We purchase most of our hardware from Motorola since they are the industry leader for scanner hardware and related accessories which they manufacture, but we have the ability to purchase hardware from other suppliers such as Intermec. Our agreements with suppliers have different terms than our competitors and as noted above, we do not want our competitors to have any knowledge of those terms and conditions as it would affect our ability to be competitive in the market.

The Company does not engage in any research and development activities.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

3.
Please consider expanding your overview to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis.  For example, consider addressing the material operations, risks and challenges facing the company and how management is dealing with these issues.  We note your disclosure regarding moving into the areas of enterprise managed services, consulting services and software-as-a-service, repositioning to focus more on providing higher margin consulting services along with “customer-driven, mobile wireless and RFID solutions” and that you have created a specialty business practice to focus on Field Mobility based markets.  Consider enhancing your disclosure to address any material trends regarding these decisions.  Please refer to Release No. 33-8350.

Response:

In response to the staff’s Comment, the Company’s Overview in its 10-K will be revised as follows:

We design, implement, and support mobile computing and wireless systems, and supply chain solutions for our customers which they use to deliver improved productivity and better customer service to their customers.  We provide systems and solutions that include a) professional services for system and solution design and implementation, and ongoing equipment and system support; b) hardware products, hardware maintenance, software products, and software maintenance sourced from suppliers and wholesale distributors; and c) software and software maintenance developed internally.  We provide value to our customers by giving them the capability to make better, faster and more accurate business decisions.  It is these mobile computing and wireless systems that empower people with the information to improve the hundreds of individual business decisions they make each day.

We are able to provide our customers with everything they need to bring their ideas to reality by using the specialized skills and knowledge of our staff. The range of our offerings include consulting and design services, technical and programming services, mobile computing, and wireless and RFID hardware, software, and support services to carry it out.  Customers are looking for mobile computing and wireless systems, and supply chain solutions that range from the design, implementation and support of hardware, software and professional services.  Systems and solutions continue to be developed with an ‘out-of–the box and one-stop shop’ approach to mobile computing and wireless systems.  Our core business and experience working with suppliers of equipment, independent software vendors, and developing solutions for our customers has enabled us to continuously expand and broaden our solutions and services for our customers.  We continuously look for opportunities to help our customers relating to our core competencies.  Our ongoing involvement with technological changes of equipment and software positions us to expand our professional services business and provide solutions for customers to improve their operations.

We are focused on several markets.  These include retail, manufacturing, distribution, transportation and logistics.  We are also increasingly focused on the markets for these systems in the markets where there are large groups of field services workers.  These markets include maintenance and repair, inspections, deliveries, and other specialized business services such as uniform rental.  This part of our business did not exist a few years ago.  But with the continued growth of the mobile internet, we expect to add resources in this area in order to take advantage of the increasing opportunities.  We expect our customers to continue to embrace and deploy new technology to enhance their own customers’ experience with business and improve their own operations to lower their operating costs and better service their customers.  Our expertise and understanding of our customers’ operations and operations of businesses in general coupled with our expertise and understanding of new technology for equipment and software offerings enables us to identify new trends and opportunities to implement new solutions to our existing and potential customers.

Critical Accounting Policies

Goodwill and Long-Lived Assets, page 25

4.
We note on page 3 that the company has two wholly owned subsidiaries, DPS Group and CMAC, Inc., and that DPS Group also has two wholly owned subsidiaries.  Please tell us whether you have more than one reporting unit and if so, clarify the reporting units to which goodwill is allocated.  In this regard, to the extent that the fair value of your reporting unit(s) is not substantially in excess of its carrying value as of your most recent step one test pursuant to ASC 350-20-35, we believe your disclosures should include the following in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit(s) is not at risk of failing step one please disclose this in future filings.

Response:

The Company has one reporting unit. Pursuant to the aggregation criteria of ASC 350-20-35 and the supplemental guidance of ASC 280-10-50-11, the operations of the DPS Group and the operations of CMAC are aggregated as one reporting unit.  Goodwill as reported on the Company’s 10-K on December 31, 2010 approximated $5.5 million for this reporting unit.  We will provide the supplemental disclosures requested by the staff in our future filings.

Item 10.  Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 28

5.	Please provide the five-year business experience for Messrs. Felker and Ceccato. Please see Item 401 of Regulation S-K.

Response:

In response to the staff’s Comment, the Company will revise the 10-K to include the five-year business experience for Messrs. Felker and Ceccato.  Accordingly, the 10-K the description of the background and business experience for Messrs. Ceccato and Felker will be revised as follows:

Roy A. Ceccato, Vice President, Finance – SEC Reporting and Compliance

Mr. Ceccato joined DecisionPoint in July 2007.  He is responsible for external financial reporting for the SEC public reporting requirements.  Prior to joining DecisionPoint, Mr. Ceccato was a Director and CFO of Castlton Environmental Remediation Contractors, Inc., from April 2004 to June 2007.  He has also worked in various prior roles as Director and Treasurer, Chief Financial Officer and Director of Finance, of several public companies in service and manufacturing industries.

Brent L. Felker, Vice President, Field Mobility

Mr. Felker joined DecisionPoint in December 2007.  He is responsible for the Company’s Go-To-Market strategy for “Outside the 4 walls” business, setting strategy, identifying and managing key alliances and acting as Subject Matter Expert for the field.  Prior to joining the Company, Mr. Felker was Vice President of Mobile Solutions – Americas, for Psion Teklogix from January 2006 to November 2007.  For more than 20 years, Mr. Felker has been involved in helping a wide variety of mobile computing companies increase sales, revenue and market share in North America.  He has held senior leadership positions at PEAK Technologies, Symbol Technologies (now Motorola) and Comtech-Tolt.

Item 13.  Certain Relationship and Related Transactions and Director Independence, page 34

6.
Please identify by name the affiliated corporate entity with which you purchase and sell products and services and from which you sub-leased a facility.  Please also include a statement regarding whether the transactions you describe are on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.  Please refer to Item 404(a)(6) of Regulation S-K.

Response:

In response to the staff’s Comment, the Company will amend the related party footnote in its 10K as follows:

The Company purchases and sells certain products and services from iTEK Services, Inc. (“iTEK”), a privately held company owned by an unrelated ESOP.  iTEK is affiliated with the Company through limited overlapping management and Board representation by the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  During the years ended December 31, 2010 and 2009, the Company purchased products and services for $819,000 and $197,000, respectively, from iTEK.  Sales to iTEK during the years ended December 31, 2010 and 2009, were $436,000 and $590,000, respectively.  These sales to iTEK were at no incremental margin over the Company’s actual cost.  Purchases from iTEK are on similar terms that Company would have received from an unrelated third-party.

Amounts due to iTEK included in accounts payable in the consolidated balance sheets as of December 31, 2010 and 2009, are $100,000 and $0, respectively.  Amounts due from iTEK included in accounts receivable in the consolidated balance sheets as of December 31, 2010 and 2009, are $0 and $70,000, respectively.

Additionally, until July 2010, the Company sub-leased its facility in Foothill Ranch, CA from iTEK at a monthly rental expense of $11,763 at which time the Company has entered into a new lease with the building’s landlord (an unrelated third party) under the same terms and conditions for a one year period expiring in July 2011.  The Company will enter into another one year lease expiring July 2012.  Rent incurred to iTEK for the years ended December 31, 2010 and 2009, totaled $80,241 and $136,377, respectively.

7.	Please identify by name the director to whom you sold the preferred stock. Please refer to Item 404(a)(1) of Regulation S-K.

Response:

The 10-K will be revised to disclose that the Director to whom the Company sold preferred stock is Mr. Robert M. Chaiken.

Item 15.  Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Revenue Recognition, page F-8

8.
We note with regard to your long-term proprietary service contracts your disclosure indicating that "the Company estimates proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of-completion method of accounting." Please clarify the nature of your long-term proprietary services contracts and whether you are recognizing revenue under a proportional performance model or the percentage of completion method. In this regard, please note that the application of a proportional performance model is normally based on output measures as opposed to the level of costs associated with the act or input measures.

Response:

In response to the staff’s Comment, we note that the staff requested further clarification on certain long-term proprietary service contracts with fixed or “not to exceed” fee arrangements.  The language to which the staff is referring, that “the Company estimates proportional performance using the labor costs incurred as a percentage of total estimated labor costs to complete the project consistent with the percentage-of completion method of accounting” was the result of wording from legacy financial statements and is no longer applicable to our operations and consolidated financial statements.  The Company did not have any material long term proprietary service contracts in either of the reporting periods presented.  Any proprietary service contracts currently in place are recognized pro-rata over the service period of the contract.  As such, we will delete the above language in all future filings.

Additionally, if we should enter into any material long term contracts in the future, we will revise the language to reflect the appropriate accounting for such contracts.

Note 3 – Acquisition of CMAC, page F-12

9.
We note your disclosure that as of December 31, 2010, you accrued the $2.2 million cash element of the CMAC purchase price which was later paid on January 3, 2011.  We further note that the accrual for the CMAC purchase is included in your schedule of accrued expenses and other current liabilities on page F-16.  Lastly, we note that in the investing activities section of your consolidated statement of cash flows ("SOCF"), you recorded the $2.2 million as a cash payment, net of cash acquired, in the year ended December 31, 2010.  Considering the cash was paid on January 3, 2011, please clarify why you have recorded the cash consideration as being paid in the SOCF when it is presented as being accrued on the balance sheet.

Response:

The Company agrees with the staff’s Comment and will include a revised consolidated statement of cash flows in Exhibit A to reflect such amount as a noncash item.

Note 10 – Debt

Subordinated Convertible Debt – June 2009, page F-18

10.
We note your disclosure that the terms of the Note contain a conversion adjustment provision in the event that the company issues common shares at a price below the conversion price of the Note.  We further note that the conversion price was reduced to equal the price of common shares subsequently issued.  Please tell us how you evaluated the conversion adjustment option in your determination of whether the embedded conversion feature is considered indexed to the company's stock.  Please refer to ASC 815-40-15-7 and ASC 815-40-55-33 and 34.

Response:

Immediately following the completion of the merger on June 19, 2009, pursuant to a Securities Purchase Agreement, the Company issued a convertible subordinated debenture (the “Note”) with a face value of $250,000 with a maturity date of June 2010.  The Note was convertible into common stock of the Company at the sole discretion of the holder at any time prior to maturity at a conversion price of $0.50 per share.  The terms of the Note contained a conversion adjustment provision in the event that the Company issued common shares at a price below the conversion price of the Note.

The Company evaluated the embedded conversion option at the time the Note was issued to determine if it needed to be bifurcated.  On June 19, 2009, the date of the Note, the Company had just completed a reverse merger into a public shell and its stock did not begin trading publicly until July 15, 2009.  As such, the Company determined that no net settlement feature existed for the conversion option as of the Note issuance date.  Therefore, the conversion option did not meet the definition of a derivative under ASC 815-10-15-83 and was not required to be bifurcated at that time.  On July 15, 2009, the Company's common stock began trading.  At each of the next reporting dates starting on September 30, 2009 through the maturity date of the Note on June 19, 2010, the Company's common stock was publicly trading and thus the embedded conversion option did meet the definition of a derivative under ASC 815-10-15-83 and was required to be bifurcated.

The Company had determined that the cumulative net expense from recording the embedded conversion option derivative liability would have been approximately $83,000.  Of that amount, approximately $19,000 would have been expensed in 2009, and remaining $64,000 would have been expensed in 2010.  These amounts were not material to the Company’s consolidated financial statements for the years ended December 31, 2010 and 2009, and did not impact the net loss per share for any quarterly or annual reporting periods.

In addition please note that the entire debt proceeds were allocated to the warrant issued to the Note holder.  Under ASC 470-20-30-8, beneficial conversion feature (“BCF”) is limited to the amount of the proceeds allocated to the convertible instrument.  Therefore there is no BCF for this Note.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies
Restatement, page 5

11.
We note that certain of your previously issued financial statements contained errors which you determined were not material.  Please provide us with your SAB 99 analyses for 2009 and 2010, as well as the quarterly periods thereof, that support your conclusion that the errors related to each prior period were immaterial on both a quantitative and qualitative basis.  Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

Response:

To address the staff’s Comment, the Company is attaching as Exhibit B to this response letter its SAB 99 analysis for the years ended December 31, 2010 and 2009, and the interim periods thereof.

Note 13 – Subsequent Event, page 12

12.
We note that on May 19, 2011, you issued a contingently convertible note that may convert into 4,000 shares of preferred stock and that 5,000,000 shares of common stock will also be issued upon conversion.  Please tell us how you will account for the note including how you considered whether the note contains a contingent beneficial conversion feature.  Please refer to ASC 470-20.

Response:

The contingently convertible note (the “Note”) to which you refer was contingently convertible only in the event that the Merger (as defined above) was not consummated by August 31, 2011.  As noted above, the Merger was consummated, and, as such, the contingency was removed in the same reporting period in which it was entered into.  Had the transaction not closed prior to August 31, 2011, we would have calculated the fair value of the contingent beneficial conversion feature at that time and recorded it as a charge to our operations.  Additionally, as reported with the Commission in a Form 8-K filed with the Commission by DPS on June 30, 2011, the Note was exchanged by the holder pursuant to an Exchange Agreement executed on said date for 1,250,000 shares of the Company’s Series C Cumulative Convertible Preferred Stock with a stated value of $3.20 per share and 475,000 shares of DPS’s common stock.  At June 30, 2011 the Note is no longer outstanding.  The loss on the debt extinguishment is currently being calculated by the Company, which is in part dependent on the fair value of the shares of Series C Cumulative Convertible Preferred Stock received by the holder.  A third party valuation is being obtained by the Company to ascertain such fair value.  The loss on debt extinguishment and any other accounting consequences and applicable disclosures will be reflected in our Quarterly Report on Form 10-Q for the period ended June 30, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

13.
We note that as of March 31, 2011, you were not in compliance with the fixed-charge ratio covenant of your term loan and you believe it is probable that you will not be compliance as of June 30, 2011.  In light of the covenant breach, please expand your disclosures in future filings to include a more thorough analysis of the covenant and the potential impact of being in breach of the covenant pursuant to Section IV.C of SEC Release 33-8350.

Response:

We note the staff’s Comment regarding being out of-compliance with our senior lenders debt covenant at March 31, 2011.  We amended our loan documents to modify the fixed-charge covenant with which we were out of compliance.  Specifically, the fixed-charge covenant was removed and replaced with an ‘availability coverage ratio’ effective as of June 30, 2011.  An additional covenant was also added for ‘profitability’.  We will update the language in our consolidated financial statements for the quarter ended June 30, 2011.

If we are not in compliance with our covenants for the quarter ending June 30, 2011, we will provide the additional disclosures as requested by the staff.

Controls and Procedures, page 18

14.
We note your disclosure that you undertook remedial measures subsequent to the end of your most recently completed fiscal year resulting in the conclusions by your CEO and CFO that for the quarter ended March 31, 2011 your disclosure controls and procedures were effective.  Please tell us whether the costs associated with the remedial measures were material and, if so, describe the impact of those expenditures on your business.

Response:

We noted the staff’s Comments regarding our internal controls and procedures and that we deemed our internal controls effective for the period ending March 31, 2011.  We had previously engaged an independent third-party consultant to assist us in meeting our current compliance requirements.  We had requested that they focus additional attention to the matters discussed in the Company's 10-K in order to document and prepare remediation actions.  They had provided such assistance and as such we deemed the additional efforts to have allowed us to declare our internal controls effective.  As our contract with the consultant was on a fixed fee basis, there were no substantial additional costs associated with the remedial measures.  Implementation costs of the remedial measures have been and are expected to continue to be immaterial.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff Comments or changes to disclosure in response to staff Comments do not foreclose the Commission from taking any action with respect to the filing and

•	The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Donald W. Rowley
Donald W. Rowley
Chief Financial Officer

Exhibit A

	December 31,
	2010	2009
Cash flows from operating activities:
Net (loss) income	$(2,208,799)	$343,970
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Depreciation and amortization	31,702	35,493
Amortization of deferred financing costs and note discount	896,918	234,067
Employee stock-based compensation	183,082	50,961
Non-employee stock-based compensation	428,227	154,500
ESOP compensation expense	118,538	112,625
Loss (gain) on change in fair value of warrant liability	7,790	(55,929)
Deferred tax assets	330,000	(312,000)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,076,225)	(808,488)
Inventory, net	349,479	1,395,522
Deferred costs	(675,778)	(596,244)
Prepaid expenses and other current assets	(346,996)	(26,472)
Other assets, net	(13,445)	150,912
Accounts payable	2,319,979	(501,634)
Accrued expenses and other current liabilities	(1,835,908)	(508,942)
Unearned revenue	(46,367)	(1,078,910)
Net cash used in operating activities	(2,537,803)	(1,410,569)
Cash flows used investing activities
Capital expenditures	(42,403)	(10,053)
Acquisition of business, net of cash acquired	185,865	-
Net cash used in investing activities	143,462	(10,053)
Cash flows from financing activities
Borrowings from line of credit	57,210,000	50,206,153
Repayments on line of credit	(55,421,105)	(51,008,035)
Borrowing under long term debt	3,000,000	-
Repayment of debt	(2,835,000)	(1,400,300)
Proceeds from sale of convertible note, net of issuance cost	-	225,000
Proceeds from sale of senior subordinated notes	-	2,500,000
Proceeds from exercise of employee stock options	623,532	-
Issuance of convertible preferred stock	380,000	560,000
Paid financing costs	(159,176)	(444,693)
Holding share liability	(229,481)	(21,704)
Net cash provided by financing activities	2,568,770	616,421
Net increase (decrease) in cash and cash equivalents	174,429	(804,201)
Cash and cash equivalents at beginning of period	140,740	944,941
Cash and cash equivalents at end of period	$315,169	$140,740

Supplemental disclosure of non-cash activities:
Interest paid	$1,600,767	$926,194
Income taxes paid	12,119	13,120
Supplemental disclosure of non-cash financing activities:
Conversion of bridge notes to preferred stock	-	415,000
Conversion of subordinated debt to common stock	125,000	2,794,524
Common shares issued to acquire CMAC	945,000	-
Cash portion of CMAC acquisition price paid in 2011	2,205,000	-
Note discount on long term debt	60,000	-
A-Warrants issued in connection with preferred stock	-	142,740
B-Warrants issued in connection with preferred stock	-	104,520
Beneficial conversion feature of convertible note	-	96,361
Warrants issued with convertible note	-	128,639
Warrants issued with senior subordinated notes	-	369,000

A-1

Exhibit B

MEMORANDUM

DecisionPoint Systems, Inc.

June 30, 2011

To: File
Re: SAB 99 Materiality

Purpose:

To assess the materiality of certain errors contained in prior years’ and interim periods’ financial statements, in accordance with Staff Accounting Bulletin 99 (‘SAB 99”).

Issue:

During the review of the March 31, 2011 financial statements, Company determined that it’s previously issued consolidated financial statements for the years ended December 31, 2010 and 2009, as well as for the quarterly periods thereof, contained errors.  As part of the financial statement review, it was determined that certain accounting policies had not been applied properly in the prior periods.

The errors are comprised of the following:

a) The previously reported deferred costs and unearned revenue included amounts related to service periods extending beyond one year from the respective consolidated balance sheet dates.

b) The preferred stock previously reported at $1 in the shareholders equity section of the consolidated balance sheet for all periods did not correctly reflect the liquidation preference of the preferred shares.

c) The Company noted that cumulative dividends on preferred stock had not been properly accrued for in prior years and interim periods.

Discussion:

The FASB defined materiality in Financial Accounting Concepts Statement no. 2, Qualitative Characteristics of Accounting Information: “The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” SAB 99 states that a fact is material if there is “a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Management applied the quantitative and qualitative analysis approach outlined in SAB 99.  Quantitative measures included the impact on the consolidated balance sheet and income statement accounts as well as on any cash flows.  Qualitative measures included consideration of the following:

•	if the misstatement occurred as a result of the normal course of business rather than from an intentional scheme to manage earnings;
•	users of the financial statements and their primary considerations;
•	any impact on management compensation and
•	any resulting significant deficiencies or material weakness arising out of the misstatement.

Quantitative Analysis

The Company first evaluated whether recording the correction of the error would be material to the each of the annual and quarterly consolidated financial statements taken as a whole. The following table summarizes the impact on the Company’s consolidated balance sheets of the corrections related to a) reclassification of deferred costs and unearned revenue, and b) the reclassification of components of equity between preferred stock and additional paid in capital to properly reflect the issuance value and cumulative dividends of the preferred stock:

		Correct	After
	As reported	PY error	Correction	% change
June 30, 2009
Working capital	$(9,837,697)	$369,543	$(9,468,154)	3.8%

Preferred Stock	1	986,848	986,849
Additional paid-in capital	6,196,141	(986,848)	5,209,293
Total stockholders’ deficit	(4,997,354)	-	(4,997,354)	0.0%

September 30, 2009
Working capital	(9,794,464)	422,311	(9,372,153)	4.3%

Preferred Stock	1	1,006,348	1,006,349
Additional paid-in capital	6,209,026	(1,006,348)	5,202,678
Total stockholders’ deficit	(4,791,348)	-	(4,791,348)	0.0%

December 31, 2009
Working capital	(7,084,371)	534,927	(6,549,444)	7.6%

Preferred Stock	1	1,025,848	1,025,849
Additional paid-in capital	6,805,034	(1,025,848)	5,779,186
Total stockholders’ deficit	(3,545,605)	-	(3,545,605)	0.0%

March 31, 2010
Working capital	(8,516,831)	471,694	(8,045,137)	5.5%

Preferred Stock	1	1,045,348	1,045,349
Additional paid-in capital	6,926,835	(1,045,348)	5,881,487
Total stockholders’ deficit	(4,624,900)	-	(4,624,900)	0.0%

June 30, 2010
Working capital	(10,119,016)	1,238,123	(8,880,893)	12.2%

Preferred Stock	1	1,064,848	1,064,849
Additional paid-in capital	7,406,099	(1,064,848)	6,341,251
Total stockholders’ deficit	4,272,433	-	4,272,433	0.0%

September 30, 2010
Working capital	(9,516,261)	1,109,539	(8,406,722)	11.7%

Preferred Stock	1	1,084,348	1,084,349
Additional paid-in capital	8,029,955	(1,084,348)	6,945,607
Total stockholders’ deficit	4,826,446	-	4,826,446	0.0%

December 31, 2010
Working capital	(9,381,924)	435,189	(8,946,735)	4.6%

Preferred Stock	1	1,485,738	1,485,739
Additional paid-in capital	9,562,326	(1,485,738)	8,076,588
Total stockholders’ deficit	(2,870,525)	-	(2,870,525)	0.0%

The following table summarizes the impact on the Company’s net loss or income per share of the correction related to the unrecorded cumulative preferred stock dividends for the year ended December 31, 2009, and the interim periods thereof.

	Quarter	Quarter	Quarter	Year ending
	June 30, 2009	September 30, 2009	December 31, 2009	December 31, 2009

Net (Loss) Income	$(34,518)	$164,963	$633,381	$343,970

Dividends Not Previously Reflected as Accrued	11,848	19,500	19,500	50,848

Net (Loss) Income Available to Common Shareholders	$(46,366)	$145,463	$613,881	$293,122

Net (Loss) Income Per Share Previously Reported - Basic	$(0.00)	$0.01	$0.02	$0.02

Net (Loss) Income Per Share Previously Reported - Diluted	$(0.00)	$0.01	$0.02	$0.02

Net (Loss) Income Per Share as Revised - Basic	$(0.00)	$0.01	$0.02	$0.02

Net (Loss) Income Per Share as Revised - Diluted	$(0.00)	$0.00	$0.02	$0.01

Net Change in EPS - Basic	$0.00	$0.00	$0.00	$0.00

Net Change in EPS - Diluted	$0.00	$0.00	$0.00	$0.00

Weighted Average Shares Outstanding - Basic	16,909,891	21,595,410	28,276,087	14,353,837

Weighted Average Shares Outstanding - Diluted	16,909,891	32,209,115	34,627,550	19,564,203

The following table summarizes the impact on the Company’s net loss or income per share of the correction related to the unrecorded cumulative preferred stock dividends for the year ended December 31, 2010, and the interim periods thereof.

	Quarter	Quarter	Quarter	Quarter	Year ending
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	December 31, 2010

Net (Loss) Income	$(1,231,041)	$(850,048)	$(102,442)	$(25,268)	$(2,208,799)

Dividends Not Previously Reflected as Accrued	19,500	19,500	19,500	21,390	79,890

Net (Loss) Income Available to Common Shareholders	$(1,250,541)	$(869,548)	$(121,942)	$(46,658)	$(2,288,689)

Net (Loss) Income Per Share Previously Reported - Basic	$(0.05)	$(0.04)	$(0.00)	$(0.00)	$(0.09)

Net (Loss) Income Per Share Previously Reported - Diluted	$(0.05)	$(0.04)	$(0.00)	$(0.00)	$(0.09)

Net (Loss) Income Per Share as Revised - Basic	$(0.06)	$(0.04)	$(0.00)	$(0.00)	$(0.09)

Net (Loss) Income Per Share as Revised - Diluted	$(0.06)	$(0.04)	$(0.00)	$(0.00)	$(0.09)

Net Change in EPS - Basic	$0.00	$0.00	$0.00	$0.00	$0.00

Net Change in EPS - Diluted	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted Average Shares Outstanding - Basic	22,612,924	23,242,356	25,307,759	$33,346,926	25,041,304

Weighted Average Shares Outstanding - Diluted	22,612,924	23,242,356	25,307,759	33,346,926	25,041,304

Analysis

Classification of Deferred Costs and Unearned Revenue

While the corrections for the quarters ended June 30 and September 30, 2010, appear significant on a quantitative basis alone, notably on working capital, other factors were also considered. In addition, the amounts of the net working capital deficits in these quarters (and all other quarters) were of such a significant magnitude that the Company does not consider the corrections to be material to the consolidated financial statements taken as a whole and does not believe that any decisions made by users of the financial statements would have been impacted by these corrections.

Other factors considered were the potential impact on our debt arrangements, contracts and equity instruments.  We have reviewed the contractual provisions of all such arrangements and do not believe that these errors would have had an impact thereon.

These misstatements had no cash flow, revenue or EBITDA effect in any of the related reporting periods.

Presentation of Preferred Stock and Additional Paid-in Capital

There are two issues related to the presentation of the preferred stock.  First, the preferred stock was stated at par on the face of the consolidated balance sheet rather than at the liquidation preference, and second, no cumulative preferred dividends had been accrued.  As regards to the first issue, although the numerical value only reflected the par value, the liquidation preference was stated on the face of the consolidated balance sheet in the description of the preferred.  As regards to the second issue, the cumulative preferred dividends were not material to the preferred liquidation preference and would have been an inter-equity adjustment as the Board of Directors had not actually declared the dividends.  Both misstatements  related to the presentation of the preferred stock and additional paid-in capital would have had no impact on stockholders’ equity/(deficit) taken as a whole as the reclassifications were all inter-equity.

Impact on Net Loss/Earnings Per Share of the Cumulative Preferred Dividends

The amount of cumulative preferred dividends that are accumulating on a quarterly basis have had no impact on the Company’s net loss/income per share in prior period quarterly and annual reporting periods.  The Company has begun recording the dividends as of the first quarter of 2011.  The Company does not believe that these misstatements would have affected any decisions made by users of the consolidated financial statements and will continue to record the dividends in all future periods.

Qualitative Analysis

As discussed above, management considered the following qualitative measures

•  if the misstatement occurred as a result of the normal course of business rather than from an  intentional scheme to manage earnings;
•  users of the financial statements and their primary considerations;
•  any impact on management compensation and
•  any resulting significant deficiencies or material weakness arising out of the misstatement.

As the misstatements occurred in the normal course of business and had no impact on earnings, the Company does not consider these misstatements to be an intentional scheme to manage earnings, nor would they have impacted management compensation in any respect.  In addition, as discussed in the qualitative analysis above, the Company has concluded that none of the misstatements would have affected any decisions to be made by users of the Company’s consolidated financial statements.  The cause of the cumulative preferred dividend error was a misunderstanding on the part of management that the Board of Directors needed to have declared the dividend before any recording was required.  The cause of the reclassification error as regards the deferred costs and unearned revenue was management’s assessment at the time that the contracts were all short term, and it was not until further analysis was done that it was discovered that portions of the contracts exceeded one year.  In regards to recording the preferred at par value, the Company believed that the presentation was correct so long as the liquidation preference was included on the face of the balance sheet.

The Company was not out of compliance with any loan covenants as a result of the misstatements outlined above.

Other considerations

As noted above, the Company did not fully analyze the deferred costs and unearned revenue for the years ended December 31, 2010 and 2009 and the interim periods thereof.  At the time, the Company did not have any expert financial person on whom they could rely to review the classifications. Management plans to continue to train its personnel in the areas in which it feels they lack expertise.  The Company believes this action remediates the deficiency in internal controls that may have been in effect in prior years.

Conclusion

In its midpoint report to the SEC published in early 2008, the SEC's Advisory Committee on Improvements to Financial Reporting called for better materiality guidelines.  The committee believes restatements should be triggered only by errors that were considered material when financial statements were filed, though companies should weigh the needs of current investors in deciding whether to restate.

In assessing the need for a restatement, the Company has weighed the needs of current investors that will be reviewing the year currently being audited and does not believe that the judgment of a reasonable person would have been altered by the misstatement in the consolidated financial statements.  In addition, the issue as it relates to the Company does not fall under any of the examples that SAB 99 has deemed to be “unacceptable”.

In conclusion, management does not believe that the correction of these errors requires restatement of prior quarterly and annual consolidated financial statements.